CALIFORNIA STEEL INDUSTRIES

December 21, 2006

BY EDGAR TRANSMISSION

Securities and Exchange Commission

Washington, D.C. 20549-0510

Attention: Ryan Rohn

Re:	California Steel Industries, Inc.

Response to Comment Letter dated December 19, 2006

Form 8-K dated December 14, 2006

File No. 333-79587

Dear Mr. Rohn:

With respect to the comment contained in your letter dated December 19, 2006 with respect to the aforementioned filing of California Steel Industries, Inc. (“CSI”), CSI will file an amended Item 4.01 in Form 8-K when PricewaterhouseCoopers LLP (“PwC”) has completed its engagement in connection with CSI’s December 31, 2006 financial statements and Form 10-K. CSI will also work with PwC to provide an amended exhibit at that time.

As requested in your letter, CSI hereby acknowledges the following:

•	that the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you require any additional information or have any additional comments.

Very truly yours,

CALIFORNIA STEEL INDUSTRIES, INC.

By:	/S/ RICARDO BERNARDES
Ricardo Bernardes Executive Vice President and Chief Financial Officer

cc:	Glen W. Price

Best Best & Krieger LLP

Rob Helmholtz

PricewaterhouseCoopers LLP